Exhibit 12.1
LodgeNet Entertainment Corporation and Subsidiary
Statement Regarding Computation of Ratios (Unaudited)
(Dollar amounts in thousands, except ratios)
Computation of Coverage of Fixed Charges

	2006	2005	2004	2003	2002
Net income (loss)	$1,841	$(6,959)	$(20,781)	$(35,052)	$(29,126)

Add:
Provision for income taxes	299	450	421	459	550
Fixed charges (see below)	27,470	31,241	33,946	36,393	35,383

Earnings available to cover fixed charges	$29,610	$24,732	$13,586	$1,800	$6,807

Fixed charges (1):
Interest	$25,730	$29,351	$31,891	$34,239	$33,037
Amortization of debt costs	1,495	1,636	1,734	1,831	2,001
Amortization of debt discount	—	—	82	104	147
Interest portion of rentals	245	254	239	219	198

Total fixed charges	$27,470	$31,241	$33,946	$36,393	$35,383

Earnings (deficiency) in the coverage of fixed charges	$2,140	$(6,509)	$(20,360)	$(34,593)	$(28,576)

Ratio of earnings to fixed charges	1.08	—	—	—	—

(1)	Fixed charges consist of interest on all indebtedness, including amortization of debt issuance expense and capitalized interest, and one-third of rental expense (which is estimated to represent the interest portion thereof).